Exhibit 99.1

Bona Film Group Announces Shareholder Resolutions Adopted at 2012 Annual General Meeting

BEIJING — December 28, 2012 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that all measures were approved at its Annual General Meeting held in Beijing on December 28, 2012.

The resolutions that were adopted at the meeting were amendments to the Company’s second amended and restated articles of association to make clarifying changes relating to the election of directors and the ratification of the appointment of Deloitte Touche Tohmatsu CPA Ltd. (the relevant office of which shall be decided in the discretion of the board of directors) as the Company’s independent auditor for the year ending December 31, 2012.

For more detailed information regarding these resolutions, please review the Notice of 2012 Annual General Meeting available on Bona’s investor relations website at http://ir.bonafilm.cn/.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates 15 movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8412

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5928-3663-264	Brandi Floberg or Lee Roth
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com